Filed by North Fork Bancorporation, Inc. Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company: The Trust Company of New Jersey
Commission File No.: 132-02270

Date: January 15, 2004

This filing relates to a proposed merger (the “Merger”) of The Trust Company of New Jersey, a New Jersey state-chartered bank (“Trust Company”) and North Fork Bank (“North Fork Bank”), a New York state-chartered bank and a wholly owned subsidiary of North Fork Bancorporation, Inc. (“North Fork”) pursuant to the terms of an Agreement and Plan of Merger dated as of December 16, 2003 by and among North Fork, North Fork Bank and Trust Company.

The following is a press release issued by North Fork:

NORTH FORK BANCORP
275 Broadhollow Road, Melville, NY 11747 (631) 844-1258 FAX (631) 844-1471

FOR IMMEDIATE RELEASE	Contact:	Daniel M. Healy
Executive Vice President
Chief Financial Officer
(631) 844-1258

NORTH FORK BANCORP REPORTS AN EARNINGS
INCREASE OF 9% IN THE FOURTH QUARTER OF 2003,
SUBSTANTIAL GROWTH IN LOANS, DEPOSITS, MARGIN AND PROGRESS
TOWARD THE ACQUISITION OF TRUST COMPANY OF NEW JERSEY

Melville, N.Y. – January 15, 2004 — North Fork Bancorporation, Inc. (NYSE: NFB) reported earnings for the fourth quarter and full year 2003 showing further improvement in its net interest margin, significant loan and deposit growth and progress on its recently announced proposed acquisition. Selected highlights include:

•	Net interest margin advanced to 4.39% from 4.23% at September 30, 2003

•	Commercial loans soared at a 32% growth rate while overall loan growth was 11%

•	Demand deposit growth of 14% and total core deposit growth of 13%

•	Returns on average equity and assets of 27.5% and 2%, respectively

•	The announcement of the proposed acquisition of Trust Company of New Jersey (“TCNJ”) in an earnings and tangible book value accretive transaction

•	An 11% increase in the quarterly cash divided to $.30

•	Net pre-tax gain of $7.8 million from the partial sale of an equity interest in a local financial institution

•	Maintenance of a 34.3% core efficiency ratio, notwithstanding growth and expansion trends

Earnings Growth and Returns

     Net income for the quarter and year ended December 31, 2003 was $102.4 million and $396.4 million, respectively or diluted earnings per share for the quarter of $.68 and $2.60 for the full year, as compared to $107.3 million or $.67 diluted earnings per share and $416.9 million or $2.58 diluted earnings per share for the comparable periods in 2002. The fourth quarter of 2003 benefited from a pre-tax gain, net of acquisition related costs, of $7.8 million from the partial sale of the Company’s common stock interest in Staten Island Bancorp (“SIB”). The Company’s remaining interest in SIB at December 31, 2003 was 1.1 million common shares held at an average cost of $17.23 per share.

     Returns on average assets and equity for the current quarter approximated 2% and 27.5%, respectively, record levels for the Company. “The growth engine of our Company, centered in Manhattan, continues to propel our earnings momentum. We fully expect this trend to be magnified as we add nearly 100 new branch locations in New Jersey as a result of the acquisition of TCNJ in a few months,” said John Adam Kanas, Chairman, President and Chief Executive Officer. The Company’s returns on average assets and equity for the full year 2003 were 1.9% and 27%, respectively.

     The net interest margin advanced to 4.39% in the final quarter compared to 4.23% on a linked quarter basis. The net interest margin improved by 39 basis points since the completion of the Company’s balance sheet repositioning plan in July. Net interest income in the fourth quarter increased to $206.7 million, an improvement of 4% from the immediately preceding quarter.

Loans

     Loans increased $325.3 million in the final quarter of 2003 to $12.4 billion, representing an annualized growth rate of 11%. The commercial loan component of total loans increased by $330 million in the fourth quarter or an annualized growth rate of 32%. Multi-family loans continued their declining trend as the Company avoids the more liberal underwriting terms and rate structures offered by certain of its competitors. Residential mortgages, reversing earlier declines, increased by $47.8 million in the final quarter, as customer preference for adjustable rate products outpaced fixed rate originations. The Company retains adjustable rate mortgages in portfolio, while substantially all fixed rate mortgage originations are sold. “Commercial loan origination is our primary goal,” said Mr. Kanas. “We compliment our commercial loan products with a broad array of deposit and cash management services where we generate opportunities for fee income,” he added.

     At December 31, 2003, non-performing loans were $13.3 million, substantially unchanged in dollar amount for the entire year despite an increase in net loans of nearly $1 billion. The Company increased its provision for loan losses in the quarter to keep pace with loan growth. The allowance for loan losses represents approximately 1% of total loans.

Deposit Balances

     Another deposit milestone was achieved as the Company’s demand deposit balances exceeded $4 billion for the first time. A growth rate of 19.4% was achieved for the year, generating $663 million of such deposits. At December 31, 2003, interest bearing core deposits (consisting of savings, NOW and money market accounts) totaled $8.3 billion, reflecting a 22% increase from $6.8 billion at the end of 2002. Higher costing certificates of deposits and other time deposits decreased by approximately 8% year over year. “Substantially all of our incentive pay plans are based upon increases in core deposits, as we attempt to avoid costly funding sources – a core strategy that has proven increasingly valuable,” said John Kanas. Commercial customer balances represent 68% of demand deposits and 35% of overall deposits.

Pending Acquisition of TCNJ and Branch Opening Plans

     On December 16, 2003, the Company announced that an agreement had been reached to acquire TCNJ in a stock for stock transaction valued at approximately $726 million. TCNJ is the 4th largest financial institution in New Jersey, with a sizeable position in the northern part of the State, a market contiguous to North Fork Bank. The transaction is expected to be immediately accretive to the Company’s earnings and tangible book value. The Company advised that integration plans are on schedule and the transaction should be consummated in the second quarter, as originally anticipated. On a pro forma basis, the Company will have total assets and deposits of approximately $25 billion and $18 billion, respectively.

     The Company reported that it expects to open 16 branch locations within the succeeding 12 months. The Company operates 177 branch locations in the New York Metropolitan area, New Jersey and Connecticut.

Cash Dividend Increase

On December 16, 2003, the Board declared an 11% increase in its regular quarterly dividend to $.30 per common share. The dividend will be payable February 17, 2004 to shareholders of record at the close of business on January 30, 2004.

* * *

This release contains certain forward-looking statements, including forward-looking statements regarding North Fork’s proposed acquisition of TCNJ. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) general economic conditions, either nationally or in the markets in which North Fork will be doing business, are less favorable than expected; (2) competitive pressure among depository institutions increases significantly; (3) legislation or changes in regulatory requirements adversely affect the businesses in which North Fork would be engaged; (4) changes in accounting principles, policies, practices or guidelines; (5) changes in the interest rate environment reduce interest margins; (6) estimated cost savings from the acquisition of TCNJ cannot be fully realized within the expected time frame; (7) revenues following the acquisition of TCNJ are lower than expected; (8) costs or difficulties related to the integration of the businesses of North Fork and TCNJ are greater than expected; or (9) factors occur which result in a condition to the transaction not being met. Investors are encouraged to access North Fork’s periodic reports filed with the Securities and Exchange Commission (“SEC”) for financial and business information regarding the North Fork.

North Fork intends to file with the SEC a registration statement and other relevant materials in connection with the proposed acquisition of TCNJ. The registration statement will contain a proxy statement/prospectus to be distributed to the stockholders of TCNJ in connection with their vote on the transaction. Investors and security holders are urged to read the registration statement (including the proxy statement/prospectus) and the other relevant materials when they become available because they will contain important information about North Fork, TCNJ and the transaction.

The registration statement (including the proxy statement/prospectus) and other relevant materials, and any other documents filed by North Fork with the SEC, when they become available, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by North Fork by contacting the Corporate Secretary, North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747, telephone: 631-844-1252 or by visiting North Fork’s website at http://www.northforkbank.com.

North Fork Bancorporation, Inc.
Consolidated Statements of Income
(Unaudited)

	Three Months Ended		Twelve Months Ended

	December 31,	December 31,	December 31,	December 31,
(in thousands, except per share amounts)	2003	2002	2003	2002

Interest Income:
Loans	$197,457	$202,634	$789,136	$800,934
Securities	69,821	102,661	320,484	387,653
Money Market Investments	282	183	640	751

Total Interest Income	267,560	305,478	1,110,260	1,189,338

Interest Expense:
Savings, NOW & Money Market Deposits	14,337	15,652	58,008	63,133
Time Deposits	7,706	10,416	35,820	57,218
Certificates of Deposit, $100,000 & Over	4,003	5,536	18,307	25,965
Federal Funds Purchased & Collateralized Borrowings	28,401	47,977	150,724	174,656
Subordinated Debt	4,630	7,225	23,611	11,558
Capital Securities	1,791	2,569	8,276	15,030

Total Interest Expense	60,868	89,375	294,746	347,560

Net Interest Income	206,692	216,103	815,514	841,778
Provision for Loan Losses	7,000	6,250	26,250	25,000

Net Interest Income after Provision for Loan Losses	199,692	209,853	789,264	816,778

Non-Interest Income:
Customer Related Fees & Service Charges	21,044	19,999	82,406	77,197
Investment Management, Commissions & Trust Fees	3,489	3,232	13,712	16,708
Mortgage Banking Operations	1,279	2,445	10,065	6,864
Check Cashing Fees	1,217	721	4,669	2,893
Other Operating Income	3,961	3,772	18,217	12,706
Securities Gains (4)	9,085	447	15,762	4,517
Gain on Sale of Facilities	—	3,254	10,980	3,254

Total Non-Interest Income	40,075	33,870	155,811	124,139

Non-Interest Expense:
Employee Compensation & Benefits	46,947	45,194	191,758	174,558
Occupancy & Equipment, net	17,903	14,605	66,929	55,883
Other Operating Expenses	18,162	19,910	70,223	70,937
Amortization of Identifiable Intangibles	892	952	3,567	3,808
Acquisition Related Costs (4)	1,438	—	1,438	—
Debt Restructuring Costs	—	—	11,955	—

Total Non-Interest Expense	85,342	80,661	345,870	305,186

Income Before Income Taxes	154,425	163,062	599,205	635,731
Provision for Income Taxes	52,042	55,767	202,840	218,838

Net Income	$102,383	$107,295	$396,365	$416,893

Earnings Per Share:
Basic	$0.69	$0.68	$2.63	$2.61
Diluted	$0.68	$0.67	$2.60	$2.58

See accompanying notes appended to the financial data and summaries

North Fork Bancorporation, Inc.
Consolidated Balance Sheets
(Unaudited)

	December 31,	September 30,	December 31,
(in thousands)	2003	2003	2002

Assets:
Cash & Due from Banks	$510,354	$421,845	$396,725
Money Market Investments	21,037	259,487	27,613
Securities:
Available-for-Sale	7,128,542	6,809,675	8,555,892
Held-to-Maturity	190,285	210,808	307,878

Total Securities	7,318,827	7,020,483	8,863,770

Loans, Net of Unearned Income	12,345,273	12,021,477	11,369,139
Less: Allowance for Loan Losses	122,733	119,907	114,995

Net Loans	12,222,540	11,901,570	11,254,144

Goodwill	410,494	410,494	407,132
Identifiable Intangibles	12,765	13,657	16,332
Premises & Equipment	150,875	144,457	132,529
Other Assets	314,749	296,605	314,856

Total Assets	$20,961,641	$20,468,598	$21,413,101

Liabilities and Stockholders’ Equity:
Deposits:
Demand	$4,080,134	$3,943,506	$3,417,534
Savings	3,770,683	3,759,923	3,440,573
NOW & Money Market	4,519,476	4,273,197	3,347,385
Time	1,784,408	1,841,826	1,949,559
Certificates of Deposit, $100,000 & Over	961,414	998,786	1,037,479

Total Deposits	15,116,115	14,817,238	13,192,530

Federal Funds Purchased & Collateralized Borrowings	3,221,154	2,954,000	5,401,000
Subordinated Debt	476,499	481,282	499,140
Capital Securities	259,244	265,184	268,926

Total Borrowings	3,956,897	3,700,466	6,169,066

Dividends Payable	45,757	40,901	42,864
Due to Brokers	31,095	115,132	105,227
Accrued Expenses & Other Liabilities	333,288	355,903	389,361

Total Liabilities	$19,483,152	$19,029,640	$19,899,048

Stockholders’ Equity:
Common Stock, par value $0.01; authorized 500,000,000 shares; issued 174,580,778 shares	1,746	1,746	1,746
Additional Paid in Capital	378,793	372,458	377,311
Retained Earnings	1,816,458	1,759,876	1,590,594
Accumulated Other Comprehensive (Loss)/ Income	(2,044)	22,026	17,991
Deferred Compensation	(91,789)	(63,290)	(70,562)
Treasury Stock at Cost; 22,059,067 shares at December 31, 2003	(624,675)	(653,858)	(403,027)

Total Stockholders’ Equity	1,478,489	1,438,958	1,514,053

Total Liabilities and Stockholders’ Equity	$20,961,641	$20,468,598	$21,413,101

See accompanying notes appended to the financial data and summaries

North Fork Bancorporation, Inc.
Selected Financial Data and Balance Sheet Components
(Unaudited)

	Three Months Ended		Twelve Months Ended

	December 31,	December 31,	December 31,	December 31,
SELECTED FINANCIAL DATA:	2003	2002	2003	2002
(in thousands, except ratios and per share amounts)
Per Share:
Net Income — Basic	$0.69	$0.68	$2.63	$2.61
Net Income — Diluted	$0.68	$0.67	$2.60	$2.58
Average Shares Outstanding — Basic	147,873	157,916	150,869	159,773
Average Shares Outstanding — Diluted	149,735	159,695	152,516	161,649
Cash Dividends	$0.30	$0.27	$1.11	$1.01
Dividend Payout Ratio	45%	40%	43%	39%
Book Value	$9.69	$9.54	$9.69	$9.54
Selected Financial Data:
Return on Average Total Assets	1.98%	2.05%	1.86%	2.21%
Return on Average Stockholders’ Equity (1)	27.45%	25.94%	26.52%	25.72%
Core Efficiency Ratio (3)	34.43%	32.18%	34.30%	31.10%
Yield on Interest Earning Assets (2)	5.64%	6.42%	5.73%	6.92%
Cost of Funds	1.65%	2.29%	1.87%	2.50%
Net Interest Margin (2)	4.39%	4.58%	4.24%	4.93%

	December 31,	September 30,	December 31,

	2003	2003	2002

Capital Ratios:
Risk Based Capital:
Tier 1	10.49%	10.19%	11.43%
Total	15.53%	15.32%	16.77%
Leverage Ratio	6.47%	6.06%	6.46%
Quarterly Average Balance Sheet:
Total Assets	$20,547,179	$20,836,791	$20,813,265
Securities	6,994,132	7,310,088	7,876,913
Loans	12,126,302	11,947,125	11,311,708
Demand Deposits	4,098,276	3,775,735	3,235,396
Interest Bearing Deposits	10,894,793	10,825,570	9,617,662
Federal Funds Purchased & Collateralized Borrowings	2,980,436	3,676,439	5,130,264
Subordinated Debt	481,293	493,801	499,128
Capital Securities	265,187	273,291	266,682
Stockholders’ Equity	$1,487,049	$1,467,369	$1,670,584

BALANCE SHEET COMPONENTS:

Securities:

     The following table shows the securities portfolio composition for the periods ended:

	December 31,	September 30,	December 31,
(in thousands)	2003	2003	2002

Collateralized Mortgage Obligations	$4,424,868	$4,455,014	$6,955,950
Agency Pass-Through Certificates	1,328,752	931,332	635,410
State & Municipal Obligations	761,746	750,286	435,486
Equity Securities	186,612	237,845	259,092
U.S. Treasury & Government Agencies	58,091	62,401	67,544
Other Securities	558,758	583,605	510,288

Total Securities	$7,318,827	$7,020,483	$8,863,770

See accompanying notes appended to the financial data and summaries

North Fork Bancorporation, Inc.
Selected Financial Data and Balance Sheet Components, Continued
(Unaudited)

Loans:

     The following table represents the components of the loan portfolio for the periods ended:

	December 31,	September 30,	December 31,
(in thousands)	2003	2003	2002

Multi-Family Mortgages	$3,634,533	$3,684,530	$3,640,039
Commercial Mortgages	2,814,103	2,519,184	2,194,092
Commercial	2,145,798	2,077,084	1,776,419
Construction and Land	283,243	316,782	232,227
Residential Mortgages	2,403,306	2,355,467	2,507,388
Consumer	1,095,529	1,098,193	1,040,490

Total	$12,376,512	$12,051,240	$11,390,655
Less:
Unearned Income	31,239	29,763	21,516

Loans, net	$12,345,273	$12,021,477	$11,369,139

Asset Quality:
Non-Performing Loans	$13,340	$12,773	$12,216
Other Real Estate	313	313	295

Total Non-Performing Assets	$13,653	$13,086	$12,511

Allowance for Loan Losses to Non-Performing Loans	920%	939%	941%
Allowance for Loan Losses to Total Loans, net	0.99%	1.00%	1.01%
Non-Performing Loans to Total Loans, net	0.11%	0.11%	0.11%
Quarterly Net Charge-offs to Average Loans (Annualized)	0.14%	0.14%	0.15%

Deposits:

     The following table represents the composition of total deposits, while more specifically highlighting Manhattan for the periods ended:

	December 31,	September 30,	December 31,
(in thousands)	2003	2003	2002

Manhattan Deposits (27 branches)
Demand Deposits	$1,027,017	$889,349	$703,290
Interest Bearing Deposits	2,267,543	2,251,929	1,725,925

Total	3,294,560	3,141,278	2,429,215
All Other Locations (150 branches)
Demand Deposits	3,053,117	3,054,157	2,714,244
Interest Bearing Deposits	8,768,438	8,621,803	8,049,071

Total	11,821,555	11,675,960	10,763,315
Total Deposits (177 branches)
Demand Deposits	4,080,134	3,943,506	3,417,534
Interest Bearing Deposits	11,035,981	10,873,732	9,774,996

Total	$15,116,115	$14,817,238	$13,192,530

See accompanying notes appended to the financial data and summaries

\

North Fork Bancorporation, Inc.
Net Interest Margin Analysis
(Unaudited)

     The following table presents on a linked quarter basis, an analysis of net interest income by each major category of interest earning assets and interest bearing liabilities:

For the Three Months Ended:

	December 31, 2003			September 30, 2003

	Average		Average	Average		Average
(dollars in thousands )	Balance	Interest	Rate	Balance	Interest	Rate

Interest Earning Assets:
Securities	$6,994,132	$75,639	4.29%	$7,310,088	$70,683	3.84%
Loans, net	12,126,302	197,855	6.47%	11,947,125	199,344	6.62%
Money Market Investments	125,441	294	0.93%	36,348	123	1.34%

Total Interest Earning Assets	19,245,875	273,788	5.64%	19,293,561	270,150	5.56%

Non-Interest Earning Assets:
Cash and Due from Banks	$527,476			$425,619
Other Assets	773,828			1,117,611

Total Assets	$20,547,179			$20,836,791

Interest Bearing Liabilities:
Savings, NOW & Money Market Deposits	$8,140,175	$14,337	0.70%	$7,880,067	$14,435	0.73%
Time Deposits	2,754,618	11,709	1.69%	2,945,503	13,042	1.76%

Total Savings and Time Deposits	10,894,793	26,046	0.95%	10,825,570	27,477	1.01%
Fed Funds Purchased & Collateralized Borrowings	2,980,436	28,401	3.78%	3,676,439	30,349	3.28%
Subordinated Debt	481,293	4,630	3.82%	493,801	4,636	3.72%
Capital Securities	265,187	1,791	2.68%	273,291	1,845	2.68%

Total Borrowings	3,726,916	34,822	3.71%	4,443,531	36,830	3.29%

Total Interest Bearing Liabilities	14,621,709	60,868	1.65%	15,269,101	64,307	1.67%

Interest Rate Spread			3.99%			3.89%
Non-Interest Bearing Liabilities:
Demand Deposits	$4,098,276			$3,775,735
Other Liabilities	340,145			324,586

Total Liabilities	19,060,130			19,369,422
Stockholders’ Equity	1,487,049			1,467,369

Total Liabilities and Stockholders’ Equity	$20,547,179			$20,836,791

Net Interest Income and Net Interest Margin		$212,920	4.39%		$205,843	4.23%
Less: Tax Equivalent Adjustment		(6,228)			(6,343)

Net Interest Income		$206,692			$199,500

The following table summarizes the net interest margin for the previous five quarters:

	2003				2002

	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr

Interest Earning Assets:
Securities	4.29%	3.84%	4.14%	4.96%	5.45%
Loans, net	6.47%	6.62%	6.73%	7.02%	7.12%
Money Market Investments	0.93%	1.34%	1.54%	1.77%	1.96%

Total Interest Earning Assets	5.64%	5.56%	5.60%	6.12%	6.42%

Interest Bearing Liabilities:
Total Savings and Time Deposits	0.95%	1.01%	1.12%	1.22%	1.30%
Total Borrowings	3.71%	3.29%	3.30%	3.58%	3.89%

Total Interest Bearing Liabilities	1.65%	1.67%	1.97%	2.15%	2.29%

Interest Rate Spread	3.99%	3.89%	3.63%	3.97%	4.13%
Net Interest Margin	4.39%	4.23%	4.00%	4.36%	4.58%

The above tables are presented on a tax equivalent basis.
See accompanying notes appended to the financial data and summaries

North Fork Bancorporation, Inc.
Notes to the Financial Data and Summaries

(1)	Excludes the effect of accumulated other comprehensive income.

(2)	Presented on a tax equivalent basis.

(3)	The core efficiency ratio is defined as the ratio of non-interest expense, net of acquisition related costs, debt restructuring costs, amortization of identifiable intangibles, other real estate related expenses and other non-recurring charges, to net interest income on a tax equivalent basis and other non-interest income net of securities gains, facilities gains and other non-recurring items.

(4)	During the quarter ended December 31, 2003 the Company sold approximately 1.7 million common shares of Staten Island Bancorp (“SIB”) realizing a gain of approximately $9.3 million, thereby reducing its remaining holdings in SIB to approximately 1.1 million common shares with an average cost of $17.23. The SIB shares were sold after the announcement of SIB’s intention to merge with another entity. Also, in the quarter, the Company recognized $1.4 million in acquisition related legal and professional costs, substantially all of which were incurred in connection with a possible merger with SIB that did not materialize.